SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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DIRECT DIAL 55-11-3708-1830 DIRECT FAX 1-917-777-2392 EMAIL ADDRESS Richard.Aldrich@SKADDEN.COM		SAN FRANCISCO WASHINGTON, D.C. WILMINGTON ___ BEIJING BRUSSELS FRANKFURT HONG KONG
	August 17, 2009	LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Mail Stop 3561

Attention:	Mr. John Reynolds
Assistant Director

Re:	Comment Letter dated August 7, 2009
Aracruz Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 001-11005

Dear Mr. Reynolds:

By letter dated August 7, 2009 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment to the annual report on Form 20-F filed on June 30, 2009 by Aracruz Celulose S.A. (“Aracruz”).

On behalf of Aracruz, we are responding below to the comment contained in the Comment Letter. Discussions in this response letter relating to matters of Brazilian law are based on the advice of Motta, Fernandes Rocha Advogados, Brazilian counsel to Aracruz and Votorantim Celulose e Papel S.A. (“VCP”) as to those matters. For your convenience, we have reproduced below in bold the Staff’s comment and have provided our response immediately below the comment.

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

Form 20-F for Fiscal Year Ended December 31, 2008

General

1. We note the disclosure on page 26 of your Form 20-F filed June 30, 2009, and in your Form 6-K filed July 29, 2009, that the stock swap merger with VCP is being conducted pursuant to exemptions from registration under the Securities Act. With a view to disclosure, please advise us of the specific sections or rules under the Securities Act under which the exemption from registration will be claimed.

As explained in more detail below, the stock swap merger of Aracruz with VCP has been structured so as to be exempt from registration under Regulation S (“Regulation S”) of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 145 under the Securities Act, an offer occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.

No offer is being made in the stock swap merger to the shareholders of VCP, since their vote does not provide for the issuance of any securities to them.

However, VCP shares (including in the form of American Depositary Shares, or ADSs) will be issued to holders of Aracruz shares and ADSs if the stock swap merger is approved.

Aracruz has two classes of shares: common voting shares and preferred non-voting shares. There are two sub-classes of Aracruz preferred shares outstanding: Class A Preferred and Class B Preferred Shares. The Aracruz Class B Preferred Shares are the only class of shares underlying the Aracruz ADSs.1

Under the Brazilian Corporation Law (the “BCL”), preferred shares of Brazilian corporations, including the Aracruz preferred shares and ADSs, generally have no

[1]

Pages 24-26 of Aracruz’s 2008 Form 20-F described a proposed recapitalization of Aracruz, pursuant to which Aracruz’s shareholders would vote to have the Aracruz preferred non-voting stock converted into Aracruz common voting stock (the “Conversion”). If approved, the Conversion would have resulted in Aracruz only having a single class of stock, comprised solely of common voting shares and no preferred non-voting shares. Because no quorum was obtained at Special Meetings of Preferred Shareholders of Aracruz, the Conversion was not effected and will not occur (see Aracruz’s Form 6-K filed on July 13, 2009). As a result, Aracruz continues to have two classes of stock: common voting stock and preferred non-voting stock, of which there are two sub-classes (Class A Preferred and Class B Preferred Shares, including Class B Preferred Shares in the form of ADSs).

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

voting rights except in very limited circumstances. A corporate transaction such as the stock swap merger is no exception to this rule, and therefore holders of Aracruz preferred stock and ADSs do not have a vote on the stock swap merger. As a result, they have no investment decision to make in connection with the issuance of any VCP shares that might be distributed to them if the stock swap merger is approved and, therefore, no offer is being made to those security holders in the stock swap merger. The common shares of Aracruz represent the only class of shares of Aracruz entitled to vote on the stock swap merger. The holders of Aracruz common shares represent the only constituency to which a plan will be submitted pursuant to which they will be making essentially what is a new investment decision as to whether to accept different securities (i.e., VCP shares) in exchange for their existing securities (i.e., Aracruz common shares).

The Aracruz common shares trade only on the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadoria e Futuros), and 99.6% of such shares are currently owned by VCP. In addition, based on the stock record books of Aracruz, there is only one non-resident of Brazil currently holding Aracruz common shares in the 0.4% free float of common shares that is left in this class of securities, which investor, to Aracruz’s knowledge, is not a U.S. citizen or a U.S. person (as defined under Regulation S). Other than this foreign holder of Aracruz common shares, there are no non-residents of Brazil (including U.S. persons, as defined under Regulation S) currently holding any of the free float of Aracruz common shares.

Under the BCL, no materials, including proxies, are required to be mailed to shareholders in connection with any shareholders’ meeting, including a meeting to deliberate on a stock swap merger. As a result, no materials in connection with the stock swap merger have been, or will be, mailed by Aracruz, VCP or any of their respective affiliates to the shareholders of either Aracruz or VCP. In addition, any information available on the internet in connection with the stock swap merger has been so posted (i) either when required under the BCL and applicable rules thereunder or (ii) on Form 6-K on the Edgar website of the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder.

Whether in Portuguese or English, such materials, including press releases, contained appropriate cautionary legends to the effect that, among other things, no securities offerings were being made in the United States absent registration or an exemption therefrom. Materials in English regarding the stock swap merger were made available in the United States only in the form of Form 6-K filings made by either Aracruz or VCP in order for them to comply with their reporting obligations under the Exchange Act and, in those cases, such filings contained the aforementioned cautionary legends. No telephone calls, telephone or video conferences, investor

Mr. John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

meetings or visits, presentations of any kind, “publications with a general U.S. circulation” or any other forms of “directed selling efforts” were made in connection with the stock swap merger by any of Aracruz, VCP or their respective affiliates, whether in the United States or to “U.S persons,” or with a view to target any identifiable groups of U.S. citizens abroad (as those terms are defined under Regulation S). In addition, pursuant to the BCL, the shareholders’ meetings of VCP and Aracruz that will consider the stock swap merger will be held in Brazil at the respective headquarters of those companies, and exclusively with the presence of those of their respective shareholders who attend such meetings in person or are represented by a duly appointed representative. No proxies have been, or will be, mailed by VCP, Aracruz or any of their respective affiliates, whether to the United States or elsewhere, in connection with the stock swap merger, and no electronic means, such as telephone or video conferencing, will be used to enable the attendance of shareholders unable to be physically present at those meetings. In fact, the controlling shareholder of VCP has never had any interest in enticing or discouraging other Aracruz common shareholders, whether U.S. persons (as defined under Regulation S) or otherwise, from attending the Aracruz stock swap merger shareholders’ meeting, as, since the stock swap merger was first announced, such controlling shareholder has always held, directly or indirectly, all the votes it needed in Aracruz in order for the stock swap merger to be approved.

As a result of the foregoing, the stock swap merger qualifies as an offshore transaction (as defined under Regulation S), exempt under Regulation S from the registration requirements of the Securities Act.

We have attached hereto Aracruz’s representation letter as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please feel free to call me at +55 11 3708-1830.

Very truly yours,

/s/ Richard S. Aldrich, Jr.

Richard S. Aldrich, Jr.

Encl.

cc:	Mr. Carlos Augusto Lira Aguiar (Aracruz Celulose S.A.)
Mr. Marcos Grodetsky (Aracruz Celulose S.A.)
Mr. José Luiz Braga (Aracruz Celulose S.A.)
Mr. Luiz Leonardo Cantidiano (Motta Fernandes Rocha Advogados)
Mr. Robert M. Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP)

August 17, 2009

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Mail Stop 3561

Attention:	Mr. John Reynolds
Assistant Director

Re:	Comment Letter dated August 7, 2009
Aracruz Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 001-11005

Dear Mr. Reynolds:

By letter dated August 7, 2009 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment to the annual report on Form 20-F filed on June 30, 2009 (the “2008 Form 20-F”) by Aracruz Celulose S.A. (“Aracruz”). In connection with our response to the Comment Letter, we confirm that:

•	Aracruz is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and

•	Aracruz may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carlos Augusto Lira Aguiar

ARACRUZ CELULOSE S.A.

By: Carlos Augusto Lira Aguiar

Title: Chief Executive Officer

ARACRUZ CELULOSE S.A. - Rodovia Aracruz-Barra do Riacho, s/nº - Aracruz, ES - Brasil - 29197-000 - Tel.: (27) 3270-2122 - Fax: (27) 3270-2136 - SÃO PAULO (SP) - Av. Brigadeiro Faria Lima, 2277 - 4º andar - São Paulo, SP - Brasil - 01452-000 - Tel.: (11) 3301-4111 - Fax: (11) 3301-4202 - GUAÍBA (RS) - Rua São Geraldo, 1800 - Guaíba, RS - Brasil - 92500-000 - Tel.: (51) 2139-7111 - Fax: (51) 2139-7111 - ARUS - FUNDAÇÃO ARACRUZ DE SEGURIDADE SOCIAL - Rodovia Aracruz-Barra do Riacho, Km 25 - Caixa Postal 331011 - Aracruz, ES - Brasil - 29197-000 - Tel.: (27)3270-2122 - Fax: (27)3270-2763 - ARACRUZ PRODUTOS DE MADEIRA S.A. - Rodovia BR 418, Km 37 - Posto da Mata, BA - Brasil - 45928-000 - Tel.: (73) 209-1293 - Fax: (73) 209-1162 - ARACRUZ CELULOSE INC. - 16300 NE 19th Ave., Suite 210 North Miami Beach, FL - 33162 - USA - Tel.: 1 (305) 940-9762 - Fax: 1 (305) 940-9763 - ARACRUZ (EUROPE) S.A. - Av. Reverdil, 12-14 - CH-1260 - Nyon, Switzerland - Tel: 41 (22) 994-9030 - Fax: 41 (22) 994-9040 - ARACRUZ TRADING INTERNATIONAL LTD. - Akácos út 11 - H-2161 - Csomád, Hungary - Tel.: 36 (28) 566-576 - Fax: 36 (28) 566-575 - ARACRUZ TRADING INTERNATIONAL LTD. (China) - 2501-2 Great Eagle Centre - 23 Harbour Road - Wanchai - Hong Kong - SAR - Tel.: (852) 2866-7956 - Fax: (852) 2865-2423 - ARACRUZ CELULOSE S.A. BEIJING REPRESENTATIVE OFFICE - Towercrest Plaza, Suite 724 - 3, Mai Zi Dian West Road - Chao Yong District - Beijing 100016 - China - Tel.: (86)1-6467-4335 - Fax: (86)1-6467-4339

IS-01-004/95